Exhibit 99.1

TNL Mediagene Pursues Cost-Efficient Expansion with New C-Level Hires and Strategic M&A Focus

NEW YORK and TOKYO, May 7, 2025 /PRNewswire/ -- TNL Mediagene (Nasdaq: TNMG), a Tokyo-based next-generation digital media and data group in Asia, today announced its Strategic Expansion Plan comprising two pillars, Global Talent Management and Global Strategic M&A. The plan, spanning the next 24-month period, outlines the company’s focus on cost-efficient revenue growth, toward its goal of continued growth in revenue while further improving Adjusted EBITDA.

As part of its Global Talent Management pillar, the company announced the appointment of Aya Miyake as Chief Governance Officer and Carly Ma as Chief Human Resources Officer.

Aya Miyake brings over two decades of capital markets and business experience including executive roles at Tokyo Stock Exchange, Osaka Securities Exchange and Automotive Fund. Aya’s extensive experience includes corporate governance, public listings, capital raising, investor relations and compliance. Aya’s role as Chief Governance Officer at TNL Mediagene will strengthen the company’s expertise in public company matters and bolster its C-level oversight and control functions.

Carly Ma brings over a decade of HR experience at multinational corporations with roles at Porsche Taiwan Motors, a subsidiary of Porsche A.G. Germany, Amazon Fulfillment Services and Amazon Canada. Carly’s experience includes talent acquisition, talent optimization and corporate culture development programs. Carly’s experience at multinational companies will strengthen TNL Mediagene’s talent acquisition and talent optimization functions and align the company’s practices with best-practice international standards.

“Aya’s wealth of experience in the capital markets and adjacent areas will bolster our institutional knowledge in all areas of public company matters as well as enhance our C-level oversight and control functions. Carly’s experience in multinational corporate HR will bring HR best practices to our company, help us acquire and retain talent as well as optimize our talent pool going forward. We are thrilled to welcome them to the TNL Mediagene family” Co-Founder & CEO Joey Chung said.

As part of the Global Strategic M&A pillar, the company gave an update on its M&A strategy including its focus on enhancing revenue growth and revenue diversification via M&A. The company’s geographic focus areas for strategic expansion include the Southeast Asia, Japan and Taiwan markets where the company sees the highest ROI and synergy potential as well as English language markets such as the US, Canada, UK and Australia.

“M&A has been a part of our DNA for some time now. We have acquired and integrated 10 companies since 2018 and maintain an active pipeline of M&A opportunities. We have close relationships with our bankers and continue to actively screen targets with them. In the near-term we see opportunities in Southeast Asia, Japan and Taiwan and in the medium to longer-term we see opportunities in the US and other English language markets. Right now, we are most focused on assets that are complementary to our current businesses or assets where we can add value and enhance with our relative strengths in technology products, multilingualization or cost discipline. These can include, for example, assets with large regional audiences but less sophisticated tech, assets with a solid offering that we can expand into a new language market with our multilingualization strategies or assets where we can add value by taking cost out using our cost discipline strategies.”

TNL Mediagene believes M&A is a key component of its financial performance and intends to be acquisitive going forward.

“In FY2024 we achieved 35% revenue growth, a ~1% gross margin expansion to 36.6%, and a ~1% Adjusted EBITDA margin expansion to near break-even at -1.8%. We are proud of these results and believe they are a testament to our ability to grow our revenues while running our businesses in a cost-efficient manner. Strategic M&A has always been a part of that equation and we expect that to continue going forward” Joey concluded.

Summary Financials:

	For the year ended December 31,
($ in dollars, unless otherwise stated)	2022	2023	2024
Revenue	20,009,994	35,838,780	48,493,897
Growth %		79.1%	35.3%

Gross Profit	7,741,196	12,651,384	17,738,557
Margin %	38.7%	35.3%	36.6%

Adjusted EBITDA	-1,687,729	-998,162	-854,174
Margin %	-8.4%	-2.8%	-1.8%

The condensed financial information presented in this press release should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2024 included in TNL Mediagene’s annual report on Form 20-F filed with the SEC on April 30, 2025, which provides a more complete discussion of its accounting policies and certain other information.

About TNL Mediagene

Headquartered in Tokyo, TNL Mediagene was formed in May 2023 through the merger of Taiwan’s The News Lens Co. and Japan’s Mediagene Inc., two of the region’s leading independent digital media groups. The company’s operations span original and licensed media brands in Japanese, Chinese, and English, covering topics such as news, business, technology, science, food, sports, and lifestyle. It also offers AI-driven advertising services, marketing technology platforms, e-commerce, and innovative solutions tailored to the needs of advertising agencies. Known for its political neutrality, appeal to younger audiences, and high-quality content, TNL Mediagene has approximately 500 employees across Asia, with offices in Japan,

Taiwan, and Hong Kong.

https://www.tnlmediagene.com/

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to TNL Mediagene. Forward-looking statements generally relate to future events or TNL Mediagene’s future financial or operating performance. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Forward-looking statements in this communication include, but are not limited to, statements in the section entitled “2025 Initiatives and Outlook” and “Management Commentary” such as statements about TNL Mediagene’s future business plan and growth strategies and statements by TNL Mediagene’s CEO and president. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for TNL Mediagene to predict these events or how they may affect TNL Mediagene. In addition, risks and uncertainties are described in TNL Mediagene’s filings with the Securities and Exchange Commission. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. TNL Mediagene cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that TNL Mediagene presently does not know or that TNL Mediagene currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by TNL Mediagene, its directors, officers or employees or any other person. Except as required by applicable law, TNL Mediagene does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of TNL Mediagene as of any date subsequent to the date of this communication.

Use of Non-IFRS Financial Measures

In this press release we have included adjusted EBITDA, a non-IFRS financial measure, which is a key measure used by our management and board of directors in evaluating our operating performance.

Adjusted EBITDA is our preferred metric for profitability because we believe it facilitates operating performance comparisons on a period-to-period basis and excludes items that we do not consider to be indicative of our core operating performance.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

●	although amortization and depreciation are non-cash charges, the assets being amortized and depreciated may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

●	adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

●	adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation; and

●	other companies, including our competitors in various industries, may calculate adjusted EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure.

We define adjusted EBITDA as profit (loss) for the period excluding (i) non-cash items such as depreciation expenses, amortization expenses, stock-based compensation expenses and impairment loss on intangible assets and (ii) extraordinary items associated with one-time events and transactions, such as one-time transaction-related expenses not eligible for capitalization.

Reconciliation of Non-IFRS Financial Measures:

	For the year ended December 31,
($ in dollars, unless otherwise stated)	2022	2023	2024
Loss for the year	$(11,394,768)	$(1,215,789)	$(84,976,720)
Add (less):
Income tax (benefit) expense	(247,177)	(591,082)	(307,246)
Finance costs	137,029	298,958	8,167,872
Other gains and losses(1)	8,174,802	(5,458,803)	851,689
Other income	(75,576)	(409,555)	(58,024)
Interest Income	(10,994)	(19,340)	(21,773)
Operating loss	$(3,416,684)	$(7,395,611)	$(76,344,202)
Add:
Depreciation expenses	433,262	1,025,783	1,139,488
Amortization expenses	1,058,392	1,809,774	2,101,080
Stock-based compensation expense	237,301	118,800	250,952
Impairment loss on intangible assets(2)	—	298,424	29,026,050
One-time transaction-related expenses(3)	—	3,144,668	42,972,458
Adjusted EBITDA	(1,687,729)	(998,162)	(854,174)
Adjusted EBITDA Margin (%)	-8.4%	-2.8%	-1.8%

(1)	Other gains and losses for the year ended December 31, 2022 comprise an $8.2 million loss mainly attributed to a change in the fair value through profit and loss (“FVPTL”) associated with our convertible preference shares. Other gains and losses for the year ended December 31, 2023 comprise a $5.5 million gain mainly attributed to a change in the FVPTL associated with the conversion of all of our preference shares into our ordinary shares at a lower fair value during the year ended December 31, 2023. Other gains and losses for the year ended December 31, 2024 comprise a $0.8 million loss mainly attributed to a change in FVTPL associated with the convertible promissory note and warrants.

(2)	For the year ended December 31, 2023, we incurred approximately $0.3 million of impairment loss on intangible assets due to the closure of our e-commerce platform CoSTORY as the internally-developed software on which CoSTORY relied became no longer recoverable. For the year ended December 31, 2024, we incurred impairment loss on intangible assets of approximately $29.0 million, which mainly consisted of (i) an impairment loss of $25.5 million against the goodwill of Mediagene recognized because, following the merger with Mediagene in May 2023 and during subsequent operations in 2024, it became evident that the anticipated synergies fell short of initial expectations due to changes in the overall environment, necessitating adjustments to the financial projections and, as a result of this downward revision in projected future revenues, the fair value declined, leading to the recognition of an impairment loss and (ii) an impairment loss of $3.1 million due to the downsizing of the e-commerce department of Polydice Inc.

(3)	For the year ended December 31, 2023, one-time transaction-related expenses comprise the professional service fees related to (i) the merger with Mediagene; and (ii) preparation for our merger (the “Merger”) with Blue Ocean Acquisition Corporation (“Blue Ocean”) and the listing on the Nasdaq, which were not eligible for capitalization. For the year ended December 31, 2024, one-time transaction-related expenses comprise (i) the professional service fees related to the closing of the Merger and listing on the Nasdaq of $4.3 million; (ii) the professional service fees related to the acquisition of Green Quest Holdings, Inc. of $0.5 million; and (iii) the listing expense of $38.2 million from the excess of the fair value of TNL Mediagene Ordinary Shares issued over the fair value of Blue Ocean’s identifiable net assets on the Closing Date of the Merger, each of which was not eligible for capitalization.

Investor Relations Contact: IR@tnlmediagene.com

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